FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Copy of Disclosure under Section 302 of the Companies Act, 1956

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: May 10, 2012	By:	/s/ Ms. Shanthi Venkatesan
		Name:	Ms. Shanthi Venkatesan
		Title:	Deputy General Manager

ICICI Bank Limited
Registered Office: “Landmark”, Race Course Circle, Vadodara 390007, India.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400051, India

To the Members:

Disclosure under Section 302 of the Companies Act, 1956

The Board of Directors of ICICI Bank Limited (the Bank) at its Meeting, held on April 27, 2012 decided to revise Supplementary allowance for the wholetime Directors. Consequently, the Managing Director & CEO and other wholetime Directors shall each be paid Supplementary allowance as mentioned in the table below effective April 1, 2012 subject to approval of members and the Reserve Bank of India:

(in Rs. per month)
Supplementary allowance
Chanda Kochhar Managing Director & CEO	870,862
N.S. Kannan Executive Director & CFO	596,037
K. Ramkumar Executive Director	596,037
Rajiv Sabharwal Executive Director	576,713

The above remuneration is within the limits prescribed by the applicable provisions of the Companies Act, 1956.

The other terms and conditions of their appointment remain the same.

Memorandum of Interest of Directors

None of the Directors of your Bank, except Ms. Chanda Kochhar, Mr. N. S. Kannan, Mr. K. Ramkumar and Mr. Rajiv Sabharwal are interested in the revision in the above mentioned remuneration with respect to Supplementary allowance.

Copy of the Resolution passed by the Board at its Meeting held on April 27, 2012 in respect of the above revision in remuneration with respect to Supplementary allowance may be inspected at the Registered/Corporate Office of the Bank between 10.30 a.m. and 12.30 p.m. on all working days except Saturday upto June 25, 2012.

By Order of the Board Ranganath Athreya General Manager & Joint Company Secretary & Head Compliance Private Banking, Capital Markets and Non Banking Subsidiaries
Place: Mumbai Date: May 4, 2012